UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

John Blouch
Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DS 20005

Re: Principal Funds, Inc.-Money Market Fund (File No. 811-07572)
Principal Variable Contracts Funds, Inc.-Money Market Account (File No. 811-01944)

Dear Mr. Blouch:

Your letter of September 22, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Principal Funds, Inc.("PFI"), on behalf of its separate series Money Market Fund (the "MM Fund"), Principal Variable Contracts Funds, Inc. (PVCF"), on behalf of its separate series Money Market Account (together with the MM Fund, the "Funds"), and Principal Management Corporation ("PMC"), enter into the arrangement summarized below and more fully described in the letter. PMC is the investment adviser to PFI and PVCF and therefore is an affiliated person as defined in Section 2(a)(3) of the Act.

1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

PFI and PVCF are open-end management investment companies that are registered with the Commission under the Act. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that each Fund held in its portfolio commercial paper (the "Notes") issued by two affiliates of American International Group, Inc. ("AIG"). You state that recent developments surrounding AIG have had an adverse effect on the value of the Notes. You state further that the Board of Directors (the "Board") of each Fund has determined in the exercise of its business judgment that it would not be in the best interests of each Fund to dispose of the Notes.

You state that in order to prevent any losses realized upon the ultimate disposition of the Notes, or certain securities received in exchange for or as a replacement of the Notes (together with the Notes, the "Securities"), from adversely affecting each Fund's market-based net asset value, each of PFI and PVCF would enter into a capital support agreement (an "Agreement"), with PMC on behalf of each Fund, forms of which were provided to the staff.

You state that each Fund would have a right to receive a cash contribution from PMC under the relevant Agreement in any of the following circumstances (each, a "Contribution Event"): (i) any sale of Securities by the Fund for cash in an amount, after deducting any commissions or similar transaction costs, less than the amortized cost value of the Securities; (ii) receipt of a final payment on any Securities in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging AIG from liability for the Securities and providing for payments in an amount less than the amortized cost value of the Securities; or (iv) receipt of new securities that are eligible securities in exchange for or in replacement of any Securities if the amortized cost value of the new securities is less than the amortized cost value of the Securities exchanged or replaced.

You represent with respect to each Agreement that:

(i) The Agreement would obligate PMC upon the occurrence of a Contribution Event to make a cash contribution to the Fund (up to the maximum amount specified in the Agreement) in an amount necessary to maintain the Fund's net asset value per share at the minimum permissible net asset value specified in the Agreement;

(ii) The Agreement would be entered into at no cost to the Fund, and PMC would not obtain any shares or other contribution from the Fund in exchange for its contribution;

(iii) The Board has determined pursuant to rule 2a-7(a)(10)(ii) that if the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would be an Eligible Security because it is of comparable quality to a security that is an Eligible Security as described in rule 2a-7(a)(10)(i);

(iv) The Board has determined that the Agreement presents minimal credit risks with respect to the Fund;

(v) The Fund will sell all the Securities it holds promptly on the business day immediately prior to the expiration date specified in the Agreement; and

(vi) The Board of the Fund has reviewed and approved the Agreement, including the maximum contribution amount, and has determined that it is in the best interests of the Fund and its shareholders for PMC to provide the Agreement.

You state that PMC's obligations under each Agreement would be supported by a segregated account. The segregated account would be established for the benefit of each Fund and consist of cash or cash equivalent securities equal to the maximum contribution amount under the Agreement. You represent with respect to the segregated account that:

(i) The bank at which the segregated account would be maintained would be a qualified custodian under Section 17 of the Act;

(i) The segregated account would consist of cash or cash equivalents equal to the maximum contribution amount under each Agreement and may be reduced only by the amount of any capital contribution made by PMC to each Fund;

(ii) The assets of each segregated account would be available to the each Fund by means of a transfer initiated by each Fund without the requirement of further action or consent by PMC; and

(iii) Each Fund will withdraw funds from its segregated account if PMC fails to make a capital contribution when due under the Agreement.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act if each of PFI and PVCF on behalf of their respective Fund, and PMC enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

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4 This letter confirms oral no-action relief provided by Fran Pollack-Matz of the Division to Aneal Krishnamurthy of your firm on September 22, 2008.

5 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Series Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds

We have considered your request for confidential treatment of your letter and our response for a period of 120 days from the date of our response or such earlier date as the Staff of the Division of Investment is advised that the information in your letter has been made public. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until February 19, 2009.

Very truly yours,

Dalia Osman Blass
Senior Counsel

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facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

DyKEMA

Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005
WWW.DYKEMA.COM
Tel: (202) 906-8600
Fax: (202) 906-8669
John W. Blouch
Direct Dial: (202) 906-8714
Email: JBLOUCH@DYKEMA.COM

September 22, 2008

Investment Company Act of 1940
Sections 17(a), 17(d) and 12(d)(3)

By E-Mail

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Sections 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of Principal Funds, Inc. ("PFI"), an investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"), of which the Money Market Fund (the "Fund") is a series, and Principal Variable Contracts Funds, Inc. ("PVCF"), an investment company registered under the 1940 Act, of which the Money Market Account (the "Account") is a series, to seek your assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Section 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if each of PFI, on behalf of the Fund, and PVCF, on behalf of the Account, enters into a Capital Support Agreement (in the respective forms provided to you), in the circumstances described below, with Principal Management Corporation ("PMC"), the investment advisor to PFI and PVCF. The Fund and the Account are sub-advised by Principal Global Investors, LLC ("PGI"). PMC and PGI are affiliates of Principal Life Insurance Company and with it are subsidiaries of Principal Financial Group, Inc. and members of the Principal Financial Group. For purposes of the remainder of this letter, the term "Fund" refers to each of the Fund and the Account unless noted otherwise.

Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Each Fund currently holds in its portfolio commercial paper issued by two affiliates of American International Group, Inc. (the "Notes"). The recent developments surrounding that company have had an adverse effect on the value of the Notes. The Notes held by each Fund are identified on Schedule A of the Capital Support Agreement for that Fund.[1] The Board of Directors, including a majority of the Directors who are not "interested persons" of each Fund as defined in Section 2(a)(19) of the 1940 Act (the "Independent Directors"), has determined, in the exercise of its business judgment, that it would not be in the best interests of the Fund and its shareholders to dispose of the Notes.

In order to limit the potential losses that a Fund may incur upon the sale of the Notes or failure by an issuer to make a payment under the Notes, although under no obligation to do so, PMC and PFI, on behalf of the Fund, and PMC and PVCF, on behalf of the Account, have determined to enter into the respective Capital Support Agreements. Under each Capital Support Agreement and with respect to each Fund, PMC would be obligated to provide a capital contribution to the Fund if, as a result of losses realized on the Notes, the market-based per share net asset value of the Fund would otherwise drop below the minimum permissible net asset value as set forth in the Capital Support Agreement. The amount of any such capital contribution will be that necessary to maintain the Fund's market-based net asset value per share at the minimum permissible net asset value as set forth in the Capital Support Agreement, subject to an aggregate maximum capital contribution set forth in the Capital Support Agreement. PMC will not receive any compensation from the Fund for entering into the Capital Support Agreement or any shares or other consideration from the Fund for any capital contributions that it makes.

Pursuant to each Capital Support Agreement, PMC would establish a segregated account with a bank qualified under Section 17(f) of the 1940 Act to serve as a custodian of the Fund's assets. Each segregated account would consist of cash or cash equivalents equal to the maximum capital contribution set forth in the applicable Capital Support Agreement reduced by the amount of any capital contribution previously made by PMC under that Agreement. For each Fund, the assets of the segregated account would be available to the Fund by means of ACH transfer initiated by the Fund without the requirement of further action or consent by PMC. Each Fund will make a withdrawal from the segregated account if PMC fails to make a capital contribution when due under its Capital Support Agreement.[2]

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[1] The term Notes as used herein includes any securities or other instruments received in exchange for, or as a replacement of, the assets specified on Schedule A of each Capital Support Agreement as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which such assets are exchanged for, or replaced with, new securities of the issuer or a third party, but does not include any Notes or securities which are or become "Eligible Securities" as defined in Rule 2a-7(a)(10) under the 1940 Act.

[2] We note that each Capital Support Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. The obligations of PMC under each Capital Support Agreement would be fully supported by a corresponding segregated account containing cash or cash equivalents, and each Fund would be able to access its segregated account without any further action or consent by PMC. We further note that each Fund's Board has determined pursuant to paragraph (a)(10)(ii) of Rule 2a-7 that the respective Capital Support Agreement is of comparable quality to securities that are "Eligible Securities" as described in paragraph (a)(10)(i)

The Capital Support Agreement for PFI is expected to remain in place until October 28, 2008, and for PVCF, until October 16, 2008. If on October 27, 2008, in the case of PFI or on October 15, 2008 in the case of PVCF, the Fund holds any Notes the sale of which at that time at the value determined without regard to the Capital Support Agreement would trigger a capital contribution under the Capital Support Agreement, the Fund will sell such Notes prior to termination of the Capital Support Agreement.

The Board of Directors, including a majority of the Independent Directors, of each Fund has approved the terms of the Capital Support Agreement for that Fund, including the aggregate maximum capital contribution amount under the Capital Support Agreement, and determined that entering into the Capital Support Agreement is in the best interests of the Fund and its shareholders.

Analysis

PMC is an "affiliated person" of each Fund under Section 2(a)(3) of the 1940 Act because it is the Fund's investment adviser.

The proposed Capital Support Agreements may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company acting as principal knowingly to sell any security or other property to the investment company. Rule 17a-9 provides an exemption for the purchase of certain securities from a money market fund by an affiliate. This exemption would be available if PMC purchased the Notes at a time when they were not classified as "eligible securities" for purposes of Rule 2a-7. No assurance is requested with respect to the purchase pursuant to Rule 17a-9 of securities which are not "eligible securities" for purposes of Rule 2a-7.

The proposed Capital Support Agreements may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several, participant with such person in contravention of rules adopted by the Commission.

Entering into the proposed Capital Support Agreements also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser.

We submit that, notwithstanding Sections 17(a), 17(d) and 12(d)(3), entering into the Capital Support Agreement is in the best interest of each Fund and its shareholders. For each

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of Rule 2a-7. Accordingly, if deemed to be a security, either Capital Support Agreement would be an "Eligible Security" for purposes of Rule 2a-7. Each Fund's Board has also determined that the respective Capital Support Agreement presents minimal credit risks in accordance with paragraph (c)(3)(i) of Rule 2a-7 under the 1940 Act.

Fund, the Capital Support Agreement effectively insulates the Fund and its shareholders from the risk that losses arising from the Fund's current exposure to the Notes might cause the Fund's net asset value per share to fall below $1.00. The Staff has previously recognized that a fund's entering into a similar kind of agreement with an affiliated person may be appropriate in certain situations to avoid potential loss to shareholders. See, e.g., *Western Asset Institutional Money Market Fund* (June 30, 2008), *Master Portfolio Trust* (April 18, 2008), *Wells Fargo Trust* (January 31, 2008), *HSBC Investor Funds* (January 18, 2008), *and SEI Daily Income Trust — Prime Obligation Fund* (November 9, 2007).

The comparable agreement in *Western Asset Institutional Money Market Fund* operates in essentially the same fashion as the Capital Support Agreement. In *Western*, the fund and its affiliate entered into an agreement that, in effect, would prevent any losses realized on the notes from causing the fund's market based net asset value per share to fall below a specified minimum. The agreement obligated the affiliate to make a contribution to the fund up to the maximum specified in the agreement. Furthermore, the affiliate would not obtain any shares or other consideration from the fund for its contributions.

Similarly, each of PFI, on behalf of the Fund, and PVCF, on behalf of the Account, will enter into a Capital Support Agreement with PMC in an effort to prevent any losses realized on the Notes from causing the Fund's market-based net asset value per share to fall below a specified minimum. The Capital Support Agreement for each Fund obligates PMC to make a contribution to the Fund up to the maximum specified in such Agreement. PMC would not obtain any shares or other consideration from either Fund for its contributions.

Based upon the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action if each of PFI and PVCF enters into the Capital Support Agreement with PMC as described herein.

Please be advised that, in accordance with the Freedom of Information Act and Section 200.81(b) of the SEC's rules, we respectfully request that this letter, the related materials and the Staff's response be granted confidential treatment for up to 120 days from the date of the response. The information about the proposed Capital Support Agreement is not yet public and premature disclosure may harm the Fund and PMC.

Please call John W. Blouch at 202.906.8714 or Aneal Krishnamurthy at 202.906.8741 should you have any questions or comments regarding this request.

Very truly yours,

DYKEMA GOSSETT PLLC

John W. Blouch

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